

Mail Stop 3720

September 29, 2009

Carl Kukkonen
Chief Executive Officer
VIASPACE Green Energy Inc.
2012 Business Center Dr., Suite 130
Irvine, CA 92612

> **Re: VIASPACE Green Energy Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed September 4, 2009**
> **File No. 333-159717**

Dear Mr. Kukkonen:

We have reviewed the above filing and your response letter dated September 3, 2009 as well as the supplemental materials dated September 17, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the Amendment No. 2 to Form S-1.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one from our letter dated August 21, 2009 and your disclosure on page eight that in the event the second closing does not occur, Mr. Chang will retain the shares of VIASPACE Green Energy Inc. only if the conditions to VIASPACE Inc.'s closing obligations have been satisfied. As we previously noted, if there are unsatisfied conditions to the issuance of shares being registered on this registration statement, the private placement of shares between the company and selling shareholders has not been completed and this registration statement cannot be declared effective. See

Question 134.01 of our Compliance and Disclosure Interpretations for the Securities Act, which can be found on our website at: http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Prospectus Summary, page 6

2. We note your statement on page seven that the parties' obligations to consummate the second closing are conditioned upon the execution of the assignment of the right to grow and harvest fast-growing grasses from China Gate to IPA China. Please revise your disclosure to indicate the anticipated terms of the assignment, when the parties anticipate executing it and whether the original licensor of the grass has agreed to such assignment.

3. We note that in addition to the assignment addressed in comment two herein, there are additional unspecified conditions to the second closing. Please revise your disclosure to identify each condition to the second closing. The disclosure should indicate whether each condition has been satisfied. To the extent a condition has not yet been satisfied, please disclose management's assessment of when the relevant party will satisfy the condition. Please explain the impact on the company if the second closing does not occur.

Risk Factors, page 13

4. We note your response to comment nine from our letter dated August 21, 2009 and your deletion of the risk factor addressing the risk that the second closing may not occur. Please include a risk factor addressing the risk that in the event the second closing does not occur, China Gate will not be obligated to assign its right to grow and harvest fast-growing grasses to IPA China.

If we do not complete the second closing, we may lose the services of our U.S.-based officers and directors, page 14

5. Please provide us with your analysis as to why the non-competition restriction in Section 10.3 of the Securities Purchase Agreement would not also apply to VIASPACE Green Energy in the event the second closing does not occur. Alternatively, please expand your risk factor to address the risks associated with this restriction.

We are heavily dependent on one major customer for our revenues, page 18

6. We note your response to comment 18 from our letter dated August 21, 2009. Please revise the risk factor on page 18 regarding Hobby Lobby Stores to indicate that you do not have a long-term agreement with this customer.

Related Party Transaction, page 51

7. Please revise to include the related party amounts as of June 30, 2009.

Carl Kukkonen
VIASPACE Green Energy Inc.
September 29, 2009
Page 3

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 68

8. We note your responses to comment 23 from our letter dated August 21, 2009. It appears from your response that the acquisition meets the criteria in FAS 141 for a recapitalization, as Mr. Chang controls VIASPACE Green Energy and VIASPACE after the business combination. Please revise your financial statements accordingly to reflect the acquisition at carryover basis or explain to us why you believe such accounting treatment is not required. For a recapitalization the financial statements should be retroactively restated to present the operations of IPA China as if the transaction occurred on January 1, 2007, the beginning of the earliest period for which financial statements are required.   Also disclose in the financial statements the factors you considered in determining the appropriate accounting treatment.

9. If you believe that the use of purchase accounting for the acquisition transaction is appropriate, please tell us your basis for determining the valuation of the assets and liabilities acquired, including how the enterprise value of IPA China was impacted by the condition of the Second Closing, which requires the lease of additional land to grow the grass or IPA China will be prohibited from operating the grass business. Also, please provide us with a detailed analysis of your valuation of VIASPACE Green Energy stock issued on October 21, 2008 using the nominal assets and lack of operations of VIASPACE Green Energy immediately prior to the issuance of VIASPACE Green Energy stock on October 21, 2008 as a basis for your valuation of VIASPACE Green Energy stock.

10. We note your responses to comments 23, 24 and 25 from our letter dated August 21, 2009. We also refer you to disclosure included in the second complete paragraph of page 6 of the Form S-1 filed June 3, 2009 which states that in the event that the Second Closing fails to occur, neither VIASPACE or its affiliates shall engage in the grass business in China for a period of three years. Please expand your accounting policy for Basis of Presentation, Licenses and Description of Business on pages 68 and 69 to clarify the contingent nature of your ability to utilize the worldwide sublicense to cultivate and sell Giant King Grass or to clarify that VIASPACE Green Energy will still be permitted to operate the grass business. Describe the requirement to lease additional land in Guangdong province and the impact of not obtaining such a lease on your ability to utilize your license rights. Please also expand MD&A to discuss the impact of not resolving this contingency on your operations.

11. We note your response to comment 51 from our letter dated June 30, 2009 and your response to comment 25 from our letter dated August 21, 2009. Please expand the Company History section on page 68 to disclose the accounting treatment afforded to the acquisition, including an explanation of the first and second closings, the basis for determining the acquisition date in light of the two closings, the nature of the assets and

liabilities acquired, contingencies outstanding and the valuation of the assets and liabilities acquired.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Staff Attorney, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director

Cc: Ryan S. Hong, Esq.
       Via facsimile to (310) 208-1154